SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera, y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD SACIF y A
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 22, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

The Company reported that having concluded the technical review previously announced and carried out by the Board of Directors of our controlled subsidiary IRSA Inversiones y Representaciones Sociedad Anonima, in connection with the valuation and exposure of the transaction with IDBD the net loss of the fiscal year ended on June 30, 2014 amounts to AR$ 831.6 million instead of the previously announced net loss of AR$ 516 million.

Based on the above and the consolidation of the financial statements of the Company with IRSA, the Board of Directors of the Company has proceeded to rectify in its consolidated financial statements the result (net loss) of the fiscal year ended on June 30, 2014 for an amount of AR$ 1.408,4 million instead of AR$ 1.092,8 million as previously reported.

The difference between both values arises from the recognition done by IRSA regarding the fair value of the derivative instrument which originated the referred review and its posterior effect on Cresud, which represented a loss on the fiscal year ended on June 30, 2014. The correction only affects the consolidated financial position for the fiscal year ended on June 30, 2014, changes in shareholders equity and the results of the consolidated income statements of retained earnings for the fiscal year ended on June 30, 2014. There is no impact on the consolidated cash flow statement for the fiscal year ended on June 30, 2014.

Also, the Company reported that it will publish again the documents related to the financial statements in order to incorporate any eventual variation as a result of the revaluation process and any other information related to the annual shareholders meeting, in which it will be proposed a recess to allow the shareholders the analysis of the announced modifications.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 23, 2014